Filed by Willis Group Holdings Limited pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Hilb Rogal & Hobbs Company

Subject Company’s Commission File No.: 000-15981

The following message was made available to Willis associates via video recording on June 9, 2008.

Joe Plumeri Message to Willis Associates About HRH

Hello, everybody! I’m thrilled to talk to you about our agreement to combine forces with Hilb Rogal & Hobbs, one of the world’s largest insurance and risk management companies. This is truly a major step toward making Willis the best insurance brokerage company in the world and the Employer of Choice for our industry. Let me share with you the reasons why we think this combination makes such terrific sense.

First and foremost, this is about growth—growth for our business, growth for our clients, growth for our shareholders, and growth for you as Willis Associates. It’s a unique opportunity to serve more clients, in more markets, with a more diverse array of services. And wherever you work within the company, I believe you’re going to have more opportunity to use your talents and build your careers.

Willis and HRH go great together. We share the same passion for excellence and there’s no limit to what we can accomplish together. HRH has talent, expertise and a geographic footprint that fit perfectly with ours. By joining forces, we can accelerate the momentum we’ve achieved through our Shaping our Future strategy.

This will truly transform our business in North America. Our North America revenues will double and we’ll become an even stronger player in many very attractive markets. We’ll strengthen our lead as a middle market broker and reinforce our large account presence. We’ll boost our position in key U.S. regions—including California, Florida, Texas, Illinois, New Jersey, New York, Boston and Philadelphia. We’ll double the revenues of our Employee Benefits business—a strong area of expertise that we’ve already targeted for growth. And we’ll add to our capabilities in other important practice areas such as personal lines, real estate, healthcare, environmental, construction, complex property and executive risks.

In addition, HRH’s international operations, based in London, will further bolster our already substantial global reach. We’re justifiably proud of our Glocal approach—delivering global resources and expertise to serve clients locally. With this step, we will improve one the strongest global franchises in our industry. HRH international brings added talent and local market presence in many key places around the world. They will increase our middle-market penetration and our London strength.

Naturally, I’ve spent a lot of time recently with the HRH team. They’re talented people who share our passion for working together to give all our clients the best service in the world. And they are just as fired up as we are about this new enterprise. They’ll be a perfect fit for our One Flag team.

This will always be a people business. We’ve succeeded because of you—and because of thousands of dedicated Associates like you around the world. Our new colleagues at HRH will only add to that success. They include some of the best brokers in the world and I’m proud to have the opportunity to partner with people of this caliber.

It’s our strong belief that Associates of the combined company will benefit from enhanced career paths in a stronger, more diverse global enterprise. This is going to help us in our effort to be the

Employer of Choice, where people can find real opportunity for professional and personal growth.

It’s going to take some months to complete this transaction. We have formed a strong integration team and I know we’re going to combine these two great companies quickly and smoothly, with seamless service to all of our clients. We’ve created an Office of the Chairman to lead Willis HRH. Don Bailey will be Chairman & CEO. Don’s a great professional and I know that with Don leading the charge, we’re in great shape. HRH’s President Michael Crowley will serve as President and HRH’s Chairman & CEO, Mell Vaughan, will be staying on to assist with the integration.

Let me assure you that we’ll keep you fully up to date with all the information we have as it becomes available over the coming months. Meanwhile, if you have questions, don’t hesitate to ask your manager and we’ll get you the answers just as soon as we can. Don and I will be joining the HRH senior team to meet personally with Willis and HRH Associates in 14 U.S. states over the next month. I look forward to meeting with as many of you as possible to discuss the opportunities the combined company will bring and to answer your questions.

Let me say one more thing—I just can’t wait to get going on this exciting transformation. We have a big task ahead of us, but I know that with your continued hard work and dedication, we will succeed. As I’ve said before, we have the best team, the best strategy and the will to win! Thank you.

Forward Looking Statements

This communication may contain forward-looking information regarding Willis Group Holdings Limited (“Willis”) and Hilb Rogal & Hobbs (“HRH”) and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’ directors and executive officers is available in HRH’ proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

3